Exhibit 99.1

STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 21, 2025. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

All-time record Net Income of $69.9 million for the twelve month period of 2024, a 34.7% increase compared to the same period last year. Strong profitability continued for the fourth quarter, with Net income of $14.2 million corresponding to a basic EPS of $0.38.

•	Revenues increased by 27.3% compared to the same period of last year to $43.5 million for the fourth quarter of 2024.

•

Further increased period coverage. About 70% of fleet days for 2025 are secured on period charters, with total fleet employment days for all subsequent periods generating over $200 million (excl. JV vessels) in contracted revenues.

•

Continued reducing leverage, making $108.2 million in debt repayments during the twelve month period of 2024 and $34.4 million in the current quarter of 2025. Currently, 26 out of 28 vessels in the fully owned fleet are unencumbered.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $84.5 million as of December 31, 2024 enabling the Company to further reduce debt.

Fourth Quarter 2024 Results1:

•

Revenues for the three months ended December 31, 2024 amounted to $43.5 million compared to revenues of $34.1 million for the three months ended December 31, 2023, based on an average of 27.6 vessels and 27.0 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2024 were $3.2 million and $13.6 million, respectively, compared to $3.3 million and $12.9 million, respectively, for the three months ended December 31, 2023. The $0.7 million increase in vessels’ operating expenses was mainly due to increase in crew costs and maintenance expenses, while the voyage expenses remained stable between 2024 and 2023.

•

Drydocking costs for the three months ended December 31, 2024 and 2023 were $1.9 million and $0.03 million, respectively. Drydocking expenses during the fourth quarter of 2024 mainly relate to the completed drydocking of three vessels, compared to no drydocking of vessels in the same period of last year.

•

General and administrative expenses for the three months ended December 31, 2024 and 2023 were $3.0 million and $1.7 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the three months ended December 31, 2024 and 2023 was $6.6 million and $5.6 million, respectively, a $1.0 million increase is mainly related to the increase in average number of vessels owned by the Company and to the partial replacement of some of the older vessels with newer and larger ones which have a higher cost.

•

Interest and finance costs for the three months ended December 31, 2024 and 2023, were $1.4 million and $2.3 million, respectively. The $0.9 million decrease from the same period of last year is primarily due to continued debt prepayments.

•	Interest income for the three months ended December 31, 2024 and 2023, were $1.1 million and $1.0 million, respectively.

•

Equity earnings in joint ventures for the three months ended December 31, 2024 and 2023 was a gain of $0.5 million and $0.9 million, respectively. The $0.4 million decrease was primarily due to decrease in number of vessels in joint ventures.

•

As a result of the above, for the three months ended December 31, 2024, the Company reported net income of $14.2 million, compared to net income of $8.9 million for the three months ended December 31, 2023. The weighted average number of shares outstanding, basic, for the three months ended December 31, 2024 and 2023 was 35.3 million and 35.3 million, respectively.

•	Earnings per share, basic, for the three months ended December 31, 2024 amounted to $0.38 compared to earnings per share, basic, of $0.25 for the same period of last year.

•

Adjusted net income was $16.4 million corresponding to an Adjusted EPS, basic, of $0.44 for the three months ended December 31, 2024 compared to Adjusted net income of $10.3 million corresponding to an Adjusted EPS, basic, of $0.29 for the same period of last year.

•	EBITDA for the three months ended December 31, 2024 amounted to $21.2 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.6 vessels were owned by the Company during the three months ended December 31, 2024 compared to 27.0 vessels for the same period of 2023.

Twelve months 2024 Results:

•

Revenues for the twelve months ended December 31, 2024, amounted to $167.3 million, an increase of $23.8 million, or 16.6%, compared to revenues of $143.5 million for the twelve months ended December 31, 2023, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2024 were $11.7 million and $49.8 million, respectively, compared to $13.2 million and $53.1 million for the twelve months ended December 31, 2023. The $1.5 million decrease in voyage expenses was mainly due to the decrease in spot days, while the $3.3 million decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the twelve months ended December 31, 2024 and 2023 were $5.3 million and $2.6 million, respectively. The costs for the twelve months ended December 31, 2024 mainly related to the completed drydocking of seven vessels, while the costs for the same period of last year mainly related to the completed drydocking of three of the larger handysize vessels.

•

General and administrative expenses for the twelve months ended December 31, 2024 and 2023 were $10.3 million and $5.3 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the twelve months ended December 31, 2024, was $26.1 million, a $2.4 million increase from $23.7 million for the same period of last year, as the Company partly replaced some of the older vessels with newer and larger vessels which have a higher cost.

•

Impairment loss for the twelve months ended December 31, 2024 and 2023 was nil and $2.8 million, respectively. The impairment loss for the year ended December 31, 2023, related to two vessels for which the Company had entered into separate agreements to sell to third parties.

•

Gain on sale of vessels for the twelve months ended December 31, 2024 was $0.05 million compared to $7.6 million for the same period last year. The decrease is attributed to the sale of four of the Company’s vessels during the twelve months ended December 31, 2023 compared to the sale of two vessels during the twelve months ended December 31, 2024, which had been classified as held for sale as of December 31, 2023.

•

Interest and finance costs for the twelve months ended December 31, 2024 and 2023 were $9.1 million and $10.0 million, respectively. The $0.9 million decrease from last year is primarily due to continued debt prepayments.

•

Interest income for the twelve months ended December 31, 2024 and 2023 was $3.4 million and $3.7 million, respectively. The $0.3 million decrease is mainly attributed to decrease in interest rates and over the corresponding period.

•

Equity earnings in joint ventures for the twelve months ended December 31, 2024 and 2023 was a gain of $15.6 million and a gain of $12.3 million, respectively. The $3.3 million increase from the same period of last year is mainly due to a profitable sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the twelve months ended December 31, 2024 of $69.9 million, compared to a net income of $51.9 million for the twelve months ended December 31, 2023. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2024 and 2023 was 35.2 million and 37.2 million, respectively.

•	Earnings per share, basic, for the twelve months ended December 31, 2024 amounted to $1.91 compared to earnings per share, basic, of $1.38 for the same period of last year.

•

Adjusted net income was $77.3 million, corresponding to an Adjusted EPS, basic, of $2.11 per share, for the twelve months ended December 31, 2024 compared to adjusted net income of $50.5 million, or $1.34 per share, for the same period of last year.

•	EBITDA for the twelve months ended December 31, 2024 amounted to $101.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.2 vessels were owned by the Company during the twelve months ended December 31, 2024, compared to 29.3 vessels for the same period of 2023.

As of December 31, 2024, cash and cash equivalents (including restricted cash) amounted to $84.5 million and total debt amounted to $84.9 million.

1 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A twelve months time charter for its 2024 built LPG carrier Eco Wizard, until Dec 2025.

•	A twelve months time charter for its 2020 built LPG carrier Eco Alice, until Feb 2026.

•	A twelve months time charter for the JV-owned 2007 built LPG carrier Gas Haralambos, until Dec 2025.

•	A three months time charter for the 2012 built LPG carrier Gas Husky, until April 2025.

As of February 2025, the Company has total contracted revenues of approximately $200 million.

As of February 2025, the Company has circa 70% of fleet days secured under period contracts and contracted revenues of approximately $107 million for the remainder of the year.

On January 21, 2025, the previously announced sale of the Gas Shuriken was concluded and the vessel was delivered to its new owners.

Share Repurchase Program Increase

Today the Board of Directors authorized a $5 million increase to the existing $25 million common stock repurchase program for a total aggregate amount of $30 million. Shares of common stock may be purchased, from time to time, in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. As of the date hereof, the Company has repurchased an aggregate of approximately $19.4 million.

CEO Harry Vafias Commented

It is with great pride that we announce today for the third consecutive year record annual profits. After a successful fourth quarter we concluded 2024 reporting net income of $70 million for the year, a 35% increase, far outpacing the underlying market improvement for our vessels. We are delivering on our strategic priorities, modernizing the fleet, securing revenues and de-risking the business, aiming to bring strong value to StealthGas shareholders. We can now say we are net debt free, after having further reduced our debt in the current quarter. We are close to completing our deleverage that will bring a long term advantage to the fleet and the Company is in a solid footing. As successful as we have been we are established in the shipping markets long enough not to forget that we operate in a volatile sector where fortunes can be made and lost quite rapidly. We are optimistic for the future albeit evermore cautiously not least because the current global geopolitics that can have a strong influence on shipping markets are for the time being quite opaque with too many developing situations. Finally, in order to give further value back to our shareholders, we are renewing our share repurchases and increasing up to $10.5 million the amount available to us for this task.

Conference Call details:

On February 21, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BIa607c71e1abf4ac08816dfc43bd8d733

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 31 LPG carriers, including three Joint Venture vessels in the water. These LPG vessels have a total capacity of 349,170 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2023 and 2024.

FLEET DATA	Q4 2023	Q4 2024	12M 2023	12M 2024
Average number of vessels (1)	27.0	27.6	29.3	27.2
Period end number of owned vessels in fleet	27	28	27	28
Total calendar days for fleet (2)	2,484	2,542	10,698	9,944
Total voyage days for fleet (3)	2,441	2,446	10,566	9,677
Fleet utilization (4)	98.3%	96.2%	98.8%	97.3%
Total charter days for fleet (5)	2,207	2,265	9,544	8,930
Total spot market days for fleet (6)	234	181	1,022	747
Fleet operational utilization (7)	96.8%	95.0%	96.6%	95.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve months Periods Ended December 31st,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	8,889,046	14,198,527	51,936,829	69,862,177
Plus/(Less) loss/(gain) on derivatives	255,736	—	(237,618)	(99,286)
(Less)/Plus swap interest (paid)/received	216,432	—	1,027,127	208,127
(Less)/Plus (gain)/loss on sale of vessels, net	—	—	(7,645,781)	(46,384)
Plus impairment loss	—	—	2,816,873	—
Plus share based compensation	940,216	2,206,295	2,589,405	7,326,807
Adjusted Net Income	10,301,430	16,404,822	50,486,835	77,251,441
Net income – EBITDA
Net income	8,889,046	14,198,527	51,936,829	69,862,177
Plus interest and finance costs	2,344,430	1,425,886	9,956,712	9,062,562
Less interest income	(952,287)	(1,052,786)	(3,712,239)	(3,416,221)
Plus depreciation	5,565,955	6,598,549	23,707,797	26,076,687
EBITDA	15,847,144	21,170,176	81,889,099	101,585,205
Net income - Adjusted EBITDA
Net income	8,889,046	14,198,527	51,936,829	69,862,177
Plus/(Less) loss/(gain) on derivatives	255,736	—	(237,618)	(99,286)
(Less)/Plus (gain)/loss on sale of vessels, net	—	—	(7,645,781)	(46,384)
Plus impairment loss	—	—	2,816,873	—
Plus share based compensation	940,216	2,206,295	2,589,405	7,326,807
Plus interest and finance costs	2,344,430	1,425,886	9,956,712	9,062,562
Less interest income	(952,287)	(1,052,786)	(3,712,239)	(3,416,221)
Plus depreciation	5,565,955	6,598,549	23,707,797	26,076,687
Adjusted EBITDA	17,043,096	23,376,471	79,411,978	108,766,342
EPS - Adjusted EPS
Net income	8,889,046	14,198,527	51,936,829	69,862,177
Adjusted net income	10,301,430	16,404,822	50,486,835	77,251,441
Weighted average number of shares, basic	35,300,965	35,345,251	37,166,449	35,237,059
EPS - Basic	0.25	0.38	1.38	1.91
Adjusted EPS – Basic	0.29	0.44	1.34	2.11

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve month Periods Ended December 31,
	2023	2024	2023	2024
Revenues
Revenues	34,139,248	43,467,117	143,527,769	167,262,185
Expenses
Voyage expenses	2,878,732	2,679,927	11,429,716	9,594,880
Voyage expenses - related party	426,108	535,991	1,779,488	2,063,228
Vessels’ operating expenses	12,690,873	13,404,725	52,206,248	48,961,137
Vessels’ operating expenses - related party	207,500	212,500	911,250	875,002
Drydocking costs	27,696	1,855,672	2,641,706	5,312,614
Management fees - related party	1,048,800	1,089,040	4,531,920	4,258,240
General and administrative expenses	1,657,671	3,010,733	5,331,029	10,309,693
Depreciation	5,565,955	6,598,549	23,707,797	26,076,687
Impairment loss	—	—	2,816,873	—
Net gain on sale of vessels	—	—	(7,645,781)	(46,384)

Total expenses	24,503,335	29,387,137	97,710,246	107,405,097

Income from operations	9,635,913	14,079,980	45,817,523	59,857,088

Other (expenses)/income
Interest and finance costs	(2,344,430)	(1,425,886)	(9,956,712)	(9,062,562)
(Loss)/gain on derivatives	(255,736)	—	237,618	99,286
Interest income	952,287	1,052,786	3,712,239	3,416,221
Foreign exchange (loss)/gain	(27,829)	25,598	(190,722)	(70,692)

Other expenses, net	(1,675,708)	(347,502)	(6,197,577)	(5,617,747)

Income before equity in earnings of investees	7,960,205	13,732,478	39,619,946	54,239,341
Equity earnings in joint ventures	928,841	466,049	12,316,883	15,622,836

Net Income	8,889,046	14,198,527	51,936,829	69,862,177

Earnings per share
- Basic	0.25	0.38	1.38	1.91

- Diluted	0.25	0.38	1.37	1.90

Weighted average number of shares
- Basic	35,300,965	35,345,251	37,166,449	35,237,059

- Diluted	35,430,883	35,409,350	37,236,951	35,333,160

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents	77,202,843	80,653,398
Trade and other receivables	4,506,741	6,156,300
Other current assets	130,589	193,265
Claims receivable	55,475	55,475
Inventories	1,979,683	3,891,147
Advances and prepayments	1,409,418	733,190
Restricted cash	659,137	—
Assets held for sale	34,879,925	—
Fair value of derivatives	—	387,630

Total current assets	120,823,811	92,070,405

Non current assets
Advances for vessel acquisitions	23,414,570	—
Operating lease right-of-use assets	99,379	—
Vessels, net	504,295,083	608,214,416
Other receivables	48,040	370,053
Restricted cash	5,893,721	3,867,752
Investments in joint ventures	39,671,603	27,717,238
Deferred finance charges	1,105,790	—
Fair value of derivatives	1,858,677	—

Total non current assets	576,386,863	640,169,459

Total assets	697,210,674	732,239,864

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	955,567	388,130
Trade accounts payable	9,953,137	10,994,434
Accrued liabilities	5,681,144	4,922,587
Operating lease liabilities	71,173	—
Deferred income	5,386,126	4,304,667
Current portion of long-term debt	16,624,473	23,333,814

Total current liabilities	38,671,620	43,943,632

Non current liabilities
Operating lease liabilities	28,206	—
Deferred income	1,928,712	213,563
Long-term debt	106,918,176	61,555,855

Total non current liabilities	108,875,094	61,769,418

Total liabilities	147,546,713	105,713,050

Commitments and contingencies
Stockholders’ equity
Capital stock	453,434	370,414
Treasury stock	(44,453,836)	—
Additional paid-in capital	446,938,868	409,912,934
Retained earnings	145,993,681	215,855,858
Accumulated other comprehensive income	731,814	387,608

Total stockholders’ equity	549,663,961	626,526,814

Total liabilities and stockholders’ equity	697,210,674	732,239,864

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Twelve month Periods Ended December 31,
	2023	2024
Cash flows from operating activities
Net income for the year	51,936,829	69,862,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,707,797	26,076,687
Amortization of deferred finance charges	1,345,941	711,378
Amortization of operating lease right-of-use assets	99,379	99,379
Share based compensation	2,589,405	7,326,807
Change in fair value of derivatives	789,509	108,841
Proceeds from disposal of interest rate swaps	—	1,018,000
Equity earnings in joint ventures	(12,316,883)	(15,622,836)
Dividends received from joint ventures	14,589,215	20,570,036
Impairment loss	2,816,873	—
Gain on sale of vessels	(7,645,781)	(46,384)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	238,627	(1,971,610)
Other current assets	139,925	(62,676)
Inventories	1,365,189	(1,664,736)
Changes in operating lease liabilities	(99,379)	(99,379)
Advances and prepayments	(728,005)	676,228
Increase/(decrease) in
Balances with related parties	(1,532,943)	(555,589)
Trade accounts payable	(1,813,377)	628,898
Accrued liabilities	(100,515)	(758,558)
Deferred income	2,058,409	(2,796,608)

Net cash provided by operating activities	77,440,215	103,500,055

Cash flows from investing activities
Insurance proceeds	126,666	—
Proceeds from sale of vessels, net	80,109,781	34,679,584
Acquisition and improvements of vessels	(85,201)	(106,169,013)
Maturity of short term investments	26,500,000	—
Return of investments from joint ventures	4,688,785	7,007,164

Net cash provided by/(used in) investing activities	111,340,031	(64,482,265)

Cash flows from financing activities
Proceeds from exercise of stock options	747,500	356,250
Stock repurchase	(19,080,455)	(338,176)
Deferred finance charges paid	(988,166)	(22,167)
Advances from joint ventures	11,847	—
Advances to joint ventures	—	(11,847)
Loan repayments	(154,870,215)	(108,236,401)
Proceeds from long-term debt	—	70,000,000

Net cash used in financing activities	(174,179,489)	(38,252,341)

Net increase in cash, cash equivalents and restricted cash	14,600,757	765,449
Cash, cash equivalents and restricted cash at beginning of period	69,154,944	83,755,701

Cash, cash equivalents and restricted cash at end of year	83,755,701	84,521,150

Cash breakdown
Cash and cash equivalents	77,202,843	80,653,398
Restricted cash, current	659,137	—
Restricted cash, non current	5,893,721	3,867,752

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	83,755,701	84,521,150